CHARLES & COLVARD®

2007
ANNUAL REPORT


08043507

CHARLES & COLVARD®
Created
MOISSANITE






ON THE COVER:
"Milestone Moments" jewelry for JCP/Oprah.com promotion
designed by Reeves Park

Annual Report 2007

Charles & Colvard, Ltd.

CHARLES & COLVARD®
Created
MOISSANITE

LETTER TO SHAREHOLDERS

Dear Shareholders,

We are disappointed with our 2007 results and your Board of Directors and management are taking actions to meet the short-term challenges facing the company, while at the same time positioning the company to achieve improved results and increased shareholder value over the long-term.

While the current retail environment can be described as challenging, we continue to view moissanite as a viable affordable luxury category, and we continue to have great optimism for the moissanite category of fine jewelry and for Charles & Colvard.

As we stated previously, the Board of Directors is conducting a wide-ranging strategic review, and as one track of that multi-prong effort, has engaged Kanter International to evaluate our current business model and to make recommendations to drive improved sales performance. At the time of this writing we do not have the benefit of the results of Kanter's work, but we are encouraged by the process and look forward to sharing their findings during the second quarter. While we look forward to the Kanter findings, we are not idle. We are taking actions to improve our performance.

- We continue to be diligent in working to reduce our inventory, and collect the receivables due the company.
- We are actively taking prudent cost containment steps, overhead reduction is ongoing.
- We are building on the early success of our initiative to build independent retailer involvement in our category.
- We continue to work closely with our direct customers and the retailers to remove any inventory overhang that exists.
- Where there is opportunity, we are continuing to execute programs to build our international revenue base.
- We are seeking other new distribution outlets that do not damage our important installed base of moissanite retailers.
- We are being diligent in our efforts to work to return to consistent profitability.

It is important for us to communicate that we are not blind to the issues currently impacting Charles & Colvard. Managing the company to improve performance necessitates that we continue to build demand for our jewel, and that we expend every effort to resolve our inventory and receivables issues.

Other, strategic activities have been and are also being taken. Those include the recruitment of new members of the Board and efforts to establish new business relationships that can more rapidly build the moissanite category and our Company for the benefit of our shareholders.

In our focus on the future, I do not want to be remiss in failing to extend on behalf of the entire Charles & Colvard family our sincere thanks to Lisa A. Gavales, Geraldine L. Sedlar and Robert A. Leggett, III for the time, effort and passion these individuals have given in their work as Directors for the success of the Company. We look forward to continuing to receive their support as shareholders in our Company.

We believe that it is important to remind ourselves of the many successes we have achieved and to learn from those successes as we work to improve our operating model by accepting change with enthusiasm and optimism. There is material evidence that our jewel has become a viable and sustainable new category in the world of fine jewelry. Our category enjoys important national retail distribution at leading jewelry retailers, who are experiencing sales success with fine moissanite jewelry. Our international efforts are beginning to show positive results and increasingly, consumers are accepting our marketing position for moissanite. Our research indicates that there is a growing body of women who now own, wear and appreciate our jewel. Going forward, our task is to identify and build on the successes we have enjoyed while at the same time embracing the opportunities a change in our operating tactics and strategy may bring.

Further, I remind you that Charles & Colvard is the worldwide sole source of moissanite for use in fine jewelry. We provide jewelry manufactures and retailers a strong value proposition that we believe allows them to build incremental sales, not cannibalizing sales of other jewelry categories. We enjoy a highly scalable operating structure, and perhaps most importantly, the size of the opportunity is enormous.

LETTER TO SHAREHOLDERS

As consumers come to know and appreciate the beauty of our jewel, by capturing only a small share of the worldwide fine jewelry market, Charles & Colvard could be propelled into a much larger and more successful enterprise.

While we execute any necessary mid-course corrections, our destination or goal remains the same. We will work to build the Company and to increase shareholder value.

On behalf of our Board of Directors and employees, thank you for your continued support.



Robert S. Thomas
Chairman & Chief Executive Officer

The following selected statement of operations data for the years ended December 31, 2007, 2006, and 2005, and the selected balance sheet data at December 31, 2007 and 2006 have been derived from, and are qualified by reference to, our consolidated financial statements included elsewhere in this report which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. The selected statement of operations data for the years ended December 31, 2004 and 2003 and the selected balance sheet data at December 31, 2005, 2004 and 2003 have been derived from audited consolidated financial statements not included herein. The selected financial data set forth below should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this report.

Year Ended December 31,	2007	2006	2005	2004	2003
STATEMENTS OF OPERATIONS DATA					
Net sales	$ 27,818,446	$ 40,712,085	$ 43,544,090	$ 23,917,045	$ 17,240,383
Cost of goods sold	7,608,495	10,795,224	14,463,410	8,570,448	6,575,931
Gross profit	20,209,951	29,916,861	29,080,680	15,346,597	10,664,452
Operating expenses:					
Marketing and sales (1)	14,086,863	16,106,506	15,566,179	9,287,549	6,080,829
General and administrative (1)	5,720,996	4,307,749	4,168,902	3,006,647	2,462,404
Research and development	76,646	73,226	215,778	14,076	26,702
Total operating expenses	19,884,505	20,487,481	19,950,859	12,308,272	8,569,935
Operating income	325,446	9,429,380	9,129,821	3,038,325	2,094,517
Interest income	491,138	741,161	503,761	138,223	112,359
Income before taxes	816,584	10,170,541	9,633,582	3,176,548	2,206,876
Income tax expense	841,008	4,065,206	3,758,915	1,564,256	1,163,501
Net income (loss)	$ (24,424)	$ 6,105,335	$ 5,874,667	$ 1,612,292	$ 1,043,375
Net income (loss) per share (2)					
Basic	$ (0.00)	$ 0.34	$ 0.33	$ 0.09	$ 0.06
Diluted	$ (0.00)	$ 0.33	$ 0.31	$ 0.09	$ 0.06
Weighted-average common shares (2)					
Basic	18,065,739	18,160,218	18,008,855	17,467,173	17,362,745
Diluted	18,065,739	18,662,770	18,963,111	18,007,726	17,777,309

December 31,	2007	2006	2005	2004	2003
BALANCE SHEET DATA					
Cash and equivalents	$ 7,048,409	$ 13,762,786	$ 21,003,551	$ 12,873,847	$ 11,559,123
Working capital	30,486,565	45,818,879	53,750,810	42,116,284	37,745,292
Total assets	63,150,751	66,001,973	63,538,226	50,635,625	46,447,288
Total long-term liabilities	911,606	—	—	—	—
Shareholders' equity	57,911,000	59,276,915	57,965,618	47,258,397	44,123,957
Cash dividends per share (2)	0.08	0.08	0.038	—	—

1. Share-based compensation for 2007, 2006, 2005, 2004, and 2003 was $573,454, $324,477, $1,064,617, $70,672, and $34,283, respectively. See Note 2 and Note 9 of Notes to Financial Statements.

2. Share and per-share data for all periods presented reflect the effect of the 5% stock dividend distributed on July 15, 2005 and the one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements, including words such as "anticipate," "believe," "plan," "estimate,""expect" and "intend" and other similar expressions constitute forward-looking statements. Our business is subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those expressed or implied in the forward-looking statements. The following discussion describes some, but not all, of the factors that could cause these differences.

OVERVIEW

We manufacture, market and distribute Charles & Colvard created moissanite jewels (also called moissanite) for sale in the worldwide jewelry market. Moissanite, also known by its chemical name, silicon carbide (SiC), is a rare, naturally occurring mineral found primarily in meteors. As the sole manufacturer of scientifically-made moissanite jewels, our strategy is to establish Charles & Colvard as a reputable, high-quality and sophisticated brand and position moissanite as a unique jewel, distinct from all others based on its exceptional fire, brilliance, luster, durability and rarity. While we acknowledge that moissanite jewelry is sold as a gift and into the bridal and men's jewelry markets, moissanite is primarily marketed to the self-purchasing woman as the perfect reward or indulgence for a woman celebrating her achievements or milestones in her life. Moissanite is also marketed to the jewelry trade as a new jewelry category with a unique business opportunity.

Sales for 2007 were 32% less than sales during 2006. We are disappointed with our sales and earnings results in 2007, and our Board of Directors and management are taking actions to meet the short-term challenges facing the Company, while at the same time positioning the Company to achieve improved long-term results and increased shareholder value. Management believes the primary reasons for decreased sales in 2007 were lower replenishment orders resulting from high December 31, 2006 inventory levels at the retailers and a slower than planned sell through at the retail stores. Also contributing to our decrease in sales was the winding down of our relationship with one of our larger manufacturing customers who has decided to exit the moissanite business, the general sluggishness in the retail jewelry market, and higher gold prices resulting in higher retail jewelry prices.

We are confident in the future of moissanite as a fine jewelry category, but we are aware of the issues and challenges we face. In an effort to more clearly identify strategic choices and opportunities; our Board of Directors has engaged the services of Kanter International to provide a thorough review of our business strategy and model. That work is in progress and our intention is to provide a report on our planned actions from that review when it is completed. We currently expect to make that report in the second fiscal quarter of 2008. In the meantime, we plan to focus on the following for 2008:

- Reducing our inventory and collecting outstanding accounts receivable;
- Taking prudent cost containment steps and reducing overhead;
- Capitalizing on the early success of our initiative to build independent retailer involvement in our category;
- Working closely with our direct customers and retailers to remove any inventory overhang that exists;
- Opportunistically executing programs to build our international revenue base;
- Seeking other new distribution outlets that do not damage our important installed base of moissanite retailers; and
- Working to return to consistent profitability.

During 2007, we expanded distribution of moissanite jewelry to all 925 Kohl's doors, expanded our presence on TV shopping with 18 hours at the Home Shopping Network (compared to 9 hours in 2006), secured chain-wide distribution at all stores with full service jewelry departments at Belk (144 doors) and the Army Air Force Exchange System ("AAFES") (128 doors) and expanded our internet presence with Amazon.com. Based on test distribution of moissanite jewelry during 2006 and 2007 at Gordon's, Zales Canada, and Sears, these retailers will not have a moissanite jewelry program in 2008. While we did lose distribution at certain retailers during 2007, the overall number of stores carrying moissanite has increased due to the Kohl's rollout. At December 31, 2007, chains with greater than 50 stores that sell moissanite jewelry are JCPenney, Finlay, Kohl's, Helzberg Jewelers, AAFES and Belk.

Our goal for 2008 is to grow revenue while being profitable by increasing awareness and demand for our jewel, moissanite. Our sales and marketing efforts will include, but not be limited to, increasing moissanite awareness, interest, and purchase intent at the consumer level, through consumer advertising, promotion, sponsorship and product placement opportunities, an expanded public relations effort, continuous sales training for the sales associates at the retail level, and individually tailored efforts for specific retailers.

RESULTS OF OPERATIONS

The following table is intended to illustrate a tabular analysis of certain Consolidated Statement of Operations data as a percentage of sales for all periods presented. A detailed explanation of our results of operations follows this table:

Year Ended December 31,	2007	2006	2005
Net Sales	$ 27,818,446 100%	$ 40,712,085 100%	$ 43,544,090 100%
Gross profit	20,209,951 73%	29,916,861 73%	29,080,680 67%
Marketing & sales expenses	14,086,863 51%	16,106,506 40%	15,566,179 36%
General & administrative expenses	5,720,996 21%	4,307,749 11%	4,168,902 10%
Operating income	325,446 1%	9,429,380 23%	9,129,821 21%
Net income (loss)	(24,424) –	6,105,335 15%	5,874,667 13%

Year ended December 31, 2007 compared with Year ended December 31, 2006.

Net sales were $27,818,446 for the year ended December 31, 2007 compared to $40,712,085 for the year ended December 31, 2006, a decrease of $12,893,639 or 32%. Shipments of moissanite jewels, excluding consigned jewels, decreased 32% to approximately 167,000 carats from 245,000 carats. The average selling price per carat remained the same for both periods. U.S. sales accounted for approximately 82% and 88% of sales during the year ended December 31, 2007 and 2006, respectively.

U.S. net sales and carat shipments, excluding consigned jewels, both decreased by 37% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. U.S. sales decreased primarily due to lower replenishment orders resulting from high December 31, 2006 inventory levels at the retailers and a slower than planned sell through at the retail stores. Also contributing to our decrease in sales was the winding down of our relationship with one of our larger manufacturing customers who has decided to exit the moissanite business, the general sluggishness in the retail jewelry market, and higher gold prices resulting in higher retail jewelry prices. Our four largest customers during the year ended December 31, 2007, Reeves Park, SAI, Stuller, and K&G Creations accounted for 20%, 19%, 14% and 11%, respectively, of our sales during 2007 as compared to 37%, 13%, 8% and 21%, respectively, for 2006. We expect that we will remain dependent on our ability and that of our largest customers to maintain and enhance their retail programs. A loss of any of these customer or retailer relationships could have a material adverse effect on our results of operations. We have terminated our relationship with K&G Creations effective January 1, 2008. We are currently working with the retailers previously supplied by K&G Creations to establish relationships with other moissanite jewelry manufacturers. As those former retailers of K&G Creations transition to new manufacturers, we will likely see a short term negative impact on our results of operations.

International net sales and carat shipments increased by 7% and 5%, respectively, for the year ended December 31, 2007 as compared to 2006. International sales increased due to increased sales into Thailand, Taiwan, India, the United Kingdom and Italy, partially offset by lower sales into Hong Kong/China, Indonesia and Canada. A portion of our international sales is due to jewels sold internationally that are re-imported to North American retailers.

Our gross profit margin was 72.6% for the year ended December 31, 2007 compared to 73.5% for the year ended December 31, 2006. The decreased gross profit margin percentage was primarily caused by higher production costs in the first-in, first-out accounting period relieved from inventory in 2007 compared to the production costs for the related inventories sold in 2006. Future gross profit margins will fluctuate based upon the costs being relieved from inventory under our first-in, first-out accounting policy and our average selling price per carat. Assuming a similar product mix to that sold during 2007 and with possible fluctuations quarter to quarter, we expect our annual gross profit margin percentage for 2008 to be above 60%, but lower than the margin achieved during 2007. The anticipated lower margins are the result of higher production costs during the period expected to be relieved from inventory during 2008.

Marketing and sales expenses were $14,086,863 for the year ended December 31, 2007 compared to $16,106,506 for the year ended December 31, 2006, a decrease of $2,019,643 or 13%. As a percentage of sales, these expenses increased to 51% from 40% in 2006. The primary reason for the decrease in expenses was a $2,362,000 decrease in advertising expenses, partially offset by a $450,000 increase in employee compensation expense. The decrease in advertising expenses was driven by $1,360,000 of decreased co-op advertising expense that primarily resulted from our decreased sales. Our co-op advertising program reimburses a portion of our customers' marketing costs based on the amount of their purchases from us, and is subject to the customer providing us documentation of all advertising copy that includes our products. The increase in compensation expenses was driven by increased salaries and relocation expenses for the newly hired Senior Vice President of Sales. Our goal for marketing and sales expenses in 2008 is to maintain these expenses as a percentage of sales at a lower rate than that achieved in 2007.

General and administrative expenses were $5,720,996 for the year ended December 31, 2007 compared to $4,307,749 for the year ended December 31, 2006 an increase of $1,413,247 or 33%. As a percentage of sales, these expenses increased to 21% from 11% in the same period of 2006. The increase in expenses was primarily due to a $1,112,000 increase in bad debt expense. This increase in bad debt expense is primarily due to the establishment of specific reserves against the accounts of K&G Creations and Reeves Park. During the fourth quarter of 2007, we terminated our relationship with K&G Creations. K&G Creations is seeking a settlement of their obligations to us at an amount lower than the full balance owed to us. Due to the size of the balance owed to us by Reeves Park and the continual slow payment, we established a reserve in 2007 against this balance.

Interest income was $491,138 for the year ended December 31, 2007 compared to $741,161 for the year ended December 31, 2006, a decrease of $250,023 or 34%. This decrease resulted from lower cash balances.

Our effective income tax rate for the year ended December 31, 2007 was 103% compared to 40% for the year ended December 31, 2006. Our statutory tax rate is 38.5% and consists of the Federal income tax rate of 34% and the North Carolina state income tax rate of 4.5%, net of the federal benefit. Our effective income tax rate is higher than our statutory rate primarily due to our inability to currently recognize an income tax benefit for our operating losses in Hong Kong and China and due to the provisions of FIN 48. We cannot recognize the income tax benefit of our losses in Hong Kong and China due to the uncertainty of generating sufficient future taxable income in these tax jurisdictions to offset the existing losses. Our effective income tax rate is higher than the same period in 2006 primarily due to the tax effect of our non-U.S. operations being a larger percentage of U.S. pretax income and charges associated with uncertain tax positions due to the adoption of FIN 48 on January 1, 2007. Under the provisions of FIN 48, we recorded $107,000 of additional income tax during 2007, increasing our 2007 effective tax rate by 13%.

Year ended December 31, 2006 compared with Year ended December 31, 2005.

Net sales were $40,712,085 for the year ended December 31, 2006 compared to $43,544,090 for the year ended December 31, 2005, a decrease of $2,832,005 or 7%. Shipments of moissanite jewels, excluding consigned jewels, decreased 4% to approximately 245,000 carats from 255,000 carats. The average selling price per carat decreased by 3% due to a product mix in which a greater percentage of smaller size jewels, which have a lower price per carat, were sold. U.S. sales accounted for approximately 88% and 93% of sales during the year ended December 31, 2006 and 2005, respectively.

U.S. net sales and carat shipments, excluding consigned jewels, decreased by 11% and 8%, respectively, for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Decreased U.S. carat shipments are due primarily to large orders placed by K&G Creations and Reeves Park in 2005 for the initial rollout of moissanite jewelry into Finlay jewelry counters and the rollout into 241 additional JCPenney stores, which were not repeated in 2006. The dollar amount of orders received in 2006 for new distribution was less than the amount we received in 2005. The timing and size of additional rollouts at new or existing retailers could have a significant effect on our results of operations in a given period. Our three largest customers during the year ended December 31, 2006, Reeves Park, K&G Creations, and SAI accounted for 37%, 21% and 13%, respectively, of our sales as compared to 39%, 39%, and 1%, respectively, for 2005.

International net sales and carat shipments increased by 47% and 48%, respectively, for the year ended December 31, 2006 as compared to 2005. International sales increased due to increased sales into Hong Kong, Canada, United Kingdom, Indonesia, and India, partially offset by lower sales in Taiwan. A portion of our international sales is due to jewels sold internationally that are re-imported to North American retailers.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Our gross profit margin was 73.5% for the year ended December 31, 2006 compared to 66.8% for the year ended December 31, 2005. The increased gross profit margin percentage was primarily caused by lower production costs in the first-in, first-out accounting period relieved from inventory in 2006 compared to the production costs for the related inventories sold in 2005, partially offset by a 3% decrease in the average selling price per carat.

Marketing and sales expenses were $16,106,506 for the year ended December 31, 2006 compared to $15,566,179 for the year ended December 31, 2005, an increase of $540,327 or 3%. As a percentage of sales, these expenses increased to 40% from 36% in 2005. The primary reasons for the increase in expenses were a $996,000 increase in advertising expenses, $236,000 increase in travel costs, and $191,000 of web page design costs, partially offset by $1,061,000 of decreased stock option compensation expense on options previously issued to sales consultants for new business development.

General and administrative expenses were $4,307,749 for the year ended December 31, 2006 compared to $4,168,902 for the year ended December 31, 2005, an increase of $138,847 or 3%. As a percentage of sales, these expenses increased to 11% from 10% in the same period of 2005. The increase in expenses was primarily due to $200,000 of one-time compensation costs recorded during the year ended December 31, 2006 associated with the change in status of Earl Hines, Senior Vice President of Manufacturing, from a full-time to a part-time employee, $178,000 of costs associated with the May 2006 grant of restricted stock to the non-employee members of our Board of Directors, $169,000 of increased salaries, partially offset by $445,000 of lower costs accrued in 2006 under our management incentive plan versus 2005.

Research and development expenses were $73,226 for the year ended December 31, 2006 compared to $215,778 for the year ended December 31, 2005, a decrease of $142,552 or 66%. The costs incurred in 2005 relate to our efforts in developing alternate sources of raw material.

Interest income was $741,161 for the year ended December 31, 2006 compared to $503,761 for the year ended December 31, 2005, an increase of $237,400 or 47%. This increase resulted from a higher interest rate earned on our cash balances.

Our effective income tax rate for the year ended December 31, 2006 was 40% compared to 39% for the year ended December 31, 2005. Our statutory tax rate is 38.5% and consists of the Federal income tax rate of 34% and the North Carolina state income tax rate of 4.5%, net of the federal benefit. Our effective income tax rate is higher than our statutory rate primarily due to our inability to currently recognize an income tax benefit for our operating losses in Hong Kong and China. We cannot recognize the income tax benefit of our losses in Hong Kong and China due to the uncertainty of generating sufficient future taxable income in these tax jurisdictions to offset the existing losses. Our effective income tax rate is higher than the same period in 2005 primarily due to a greater tax benefit in 2005 over 2006 related to the apportionment of taxable income among state jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, we had approximately $7.0 million of cash and cash equivalents and $30.5 million of working capital as compared to $13.8 million of cash and cash equivalents and $45.8 million of working capital at December 31, 2006. As further described below, cash and cash equivalents decreased during 2007 primarily as a result of $4.9 million of cash used in operations and the $1.4 million cash dividend distributed on June 15, 2007. The decrease in working capital is primarily attributable to the classification of inventory between current and long-term assets.

Our principal sources of liquidity are cash on hand and cash generated by operations. During 2007, $4.9 million of cash was used in operations primarily as a result of an $8.5 million increase in inventory, partially offset by a $3.9 million decrease in accounts receivable (excluding the impact of the change in AR reserves). We have significantly reduced our inventory purchase commitments in 2008 to improve cash flow from operations.

We purchased $11.5 million of raw material during 2007. Management considers its investment in inventory essential to be able to meet the orders of its expanding customer base and to fulfill requests from our customers for consigned inventory. Our raw material inventories of SiC crystals are purchased under exclusive supply agreements with a limited number of suppliers. Because the supply agreements restrict the sale of these crystals to only us, the suppliers negotiate minimum purchase commitments with us that may result in periodic levels of inventories that are higher than we might otherwise maintain. These agreements coupled with lower than expected sales resulted in $26.9 million of our inventories being classified as long-term assets at December 31, 2007.

On June 6, 1997, we entered into an Amended and Restated Exclusive Supply Agreement with Cree. The exclusive supply agreement had an initial term of ten years that was extended in January 2005 to July 2015. In connection with the exclusive supply agreement, we have committed to purchase a minimum of 50% (by dollar volume) of our requirements for SiC crystals from Cree. If our orders require Cree to expand beyond specified production levels, we must commit to purchase certain minimum quantities. In November 2007, we agreed with Cree on a framework for purchases for 2008. Under the agreement, we agreed to purchase approximately $710,000 of usable material for each quarter during 2008 at a price per gram that is approximately 22% over what we paid per gram during the fourth quarter of 2007 and 33% over what we paid during the first nine months of 2007. We purchased approximately $11.4 million from Cree during 2007.

In February 2005, we entered into an Exclusive Supply Agreement with Norstel (formerly Jesperator AB) for the supply of SiC crystals for use in the manufacturing of moissanite jewels. In March 2007, we signed an amended agreement with Norstel that extended the term to December 31, 2009. We are currently negotiating another amendment to our contract with Norstel that will further extend the term of our agreement and reduce our purchase commitments for 2008 and 2009, while increasing the total purchase commitment over the length of the contract. Under the terms of the March 2007 amendment, our purchase commitment to Norstel is $2.4 million for 2008 and $3.0 million for 2009. This purchase commitment is contingent upon Norstel being able to deliver SiC crystals of acceptable quality in the amount committed. Based on the current negotiations with Norstel, we currently expect our commitment to Norstel to be for $1.2 million of SiC crystals in 2008 with undetermined amounts in future years. During 2007, we purchased $119,000 of SiC crystals from Norstel, of which $41,000 was expensed as research and development costs. We do not anticipate any future research and development costs under the agreement with Norstel. In addition, we have advanced $400,000 to Norstel for the purchase of certain equipment. This advance began to be repaid in January 2007 through a 20% reduction on the invoice for subsequent purchases of SiC crystals. Effective October 1, 2007, pursuant to the amended agreement with Norstel, we began receiving a 35% reduction on the invoice for subsequent purchases of SiC crystals, and will continue to receive this reduction until the advance is repaid. Our current negotiations with Norstel may result in a reduction of this percentage from the 35% level. The balance on the advance as of December 31, 2007 was $365,390.

As of December 31, 2007, we had trade accounts receivable from our largest customer of $6.0 million. Of this amount, $4.5 million was past due. We will continue shipping orders to this customer as long as they pay a specified amount higher than the amount of their new orders to us. There is also a minimum payment amount that must be made quarterly. We believe this will enable us to continue reducing the past due balance from this customer in an orderly manner while preserving its relationships with its retail customers.

Income tax payments for 2007 were $1.5 million. We fully utilized our U.S. Net Operating Loss ("NOL") carryforward during 2006 and began making federal income tax payments for the tax year ended December 31, 2006. The 2007 tax year is the first full year that we have been making federal income tax payments. During 2007, we made estimated tax payments that exceed our estimated federal income tax liability by $82,191.

Periodically, we sell jewels to customers on "memo" terms. For shipments on "memo" terms, the customer assumes the risk of loss and has an absolute right of return for a specified period. We do not recognize revenue on these transactions until the earlier of (1) the customer informing us that they will keep the jewels or (2) the expiration of the memo period. Any jewels shipped to our customers on "memo" terms are classified as inventory on consignment on our consolidated balance sheets. Of the $1,763,000 of inventory on consignment at December 31, 2007, the Company expects $641,000 on consignment with K&G Creations to be returned. The remaining $1,122,000 is on consignment primarily with three customers and represents potential revenue of $3,600,000 and potential gross profit of $2,478,000 based on the average cost per carat of inventory at December 31, 2007.

On April 24, 2007, we declared a $0.08 per share cash dividend distributed on June 15, 2007. Pursuant to this dividend, total cash of $1.4 million was distributed to shareholders. We expect to review the dividend policy on an annual basis and payment of future dividends will be dependent on the facts and circumstances at the time of that review.

In March 2006, the Board of Directors authorized a repurchase program for up to 1,000,000 shares of the Company's common stock. This program expired in March 2007. There were 415,000 shares repurchased under the program at an average price of $9.78. All of these purchases occurred during the year ended December 31, 2006.

In April 2007, the Board of Directors authorized another repurchase program for up to 1,000,000 shares of the Company's common stock. Repurchases can be made in the open market at prevailing prices or in privately negotiated transactions at prices at or below prevailing open market prices. This program expires in April 2008. There were no shares repurchased under this program during 2007.

Based on our cash and cash equivalents and other working capital, management believes that our existing capital resources are adequate to satisfy our capital requirements under our current business strategy for at least the next 12 months; however, depending upon the results of our strategic review, we may need additional cash to implement new initiatives.

Contractual Obligations and Commercial Commitments

Our contractual obligations consist of our purchase commitments with Cree and Norstel, the operating lease on our manufacturing and administrative facility in Morrisville, NC and the operating leases for our companies in Hong Kong and China. Below are the amounts of these commitments in tabular form.

Contractual Obligations

Payments Due by Period	Purchase Commitments-Cree	Operating Leases	Purchase Commitments-Norstel	Total
2008	$ 2,840,000[1]	$ 264,000	$ 2,437,000	$ 5,541,000
2009-2010	$ —[2]	$ 397,000	$ 3,032,000	$ 3,429,000
2011-2012	$ —[2]	$ 95,000	$ —	$ 95,000
2013 & Beyond	$ —[2]	$ —	$ —	$ —
Total	$ 2,840,000	$ 756,000	$ 5,469,000[3]	$ 9,065,000[4]

(1) During 2008, we have committed to purchase approximately $710,000 of raw material each quarter.

(2) Under our Exclusive Supply Agreement with Cree, we are obligated to buy from Cree, and Cree is obligated to sell to us, at least 50%, by dollar volume, of our requirements for SiC material for the production of jewels in each calendar quarter.

(3) We are currently negotiating another amendment to our contract with Norstel that will further extend the term of our agreement and reduce our purchase commitments for 2008 and 2009, while increasing the total purchase commitment over the length of the contract. The numbers disclosed in the table above are according to the March 2007 amendment to our contract with Norstel. This purchase commitment is contingent upon Norstel being able to deliver SiC crystals of acceptable quality in the amount committed. Based on the current negotiations with Norstel, we currently expect our commitment to Norstel to be for $1.2 million of SiC crystals in 2008 with undetermined amounts in future years.

(4) Payments in the table above do not include the $911,606 of accrued income taxes for uncertain tax positions shown on our Consolidated Balance Sheets as of December 31, 2007 as the timing and amount of any future payments is not reasonably estimable. We do not expect a significant payment related to these obligations within the next twelve months.

Net Operating Loss Carryforward

At December 31, 2007, the Company has a North Carolina tax NOL carryforward of approximately $2.8 million, expiring through 2015, which can be offset against future state taxable income. The Company expects to fully utilize this NOL before any of it expires.

As of December 31, 2007, there was approximately $4.9 million in NOL carryforwards in Hong Kong. In accordance with the Hong Kong tax code these amounts can be carried forward indefinitely to offset future taxable income in Hong Kong. As of December 31, 2007, there was approximately $567,000 in NOL carryforwards in China. In accordance with the China tax code these amounts can be carried forward five years to offset future taxable income in China. The NOL carryforwards begin expiring in 2008. Due to the uncertainty of generating sufficient future taxable income in Hong Kong and China to utilize these NOLs, we have established a full valuation allowance against these deferred income tax assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates impacting our consolidated financial statements relate to valuation and classification of inventories, accounts receivable reserves, and co-op advertising. We also have other policies that we consider key accounting policies, the most significant of which is our policy for revenue recognition; however, this policy typically does not require us to make estimates or judgments that are difficult or subjective.

Inventories are stated at the lower of cost or market determined on a first in, first out basis. Our finished good inventories consist primarily of colorless moissanite jewels that meet rigorous grading criteria and are of cuts and sizes most commonly used in the jewelry industry. Moissanite jewels that do not meet our grading criteria and therefore are not deemed to be saleable are not included in inventories. We carry only a limited amount of moissanite jewels in finished jewelry settings. As a result, our inventories do not degrade in quality over time and are not subject to fashion trends. Our distribution channels include two of the largest suppliers of jewelry-related products to the jewelry industry, jewelry manufacturers, traditional retail stores, home shopping channels and catalogs. Consequently, significant amounts of inventories must be maintained at all times. During 2002, we established a lower of cost or market reserve of $400,000 to allow for a portion of the finished goods inventory to be re-cut. There are certain jewels in inventory that can be re-cut to achieve higher quality standards. The reserve is necessary to allow for the carat weight loss during the re-cutting process. To determine this reserve, we estimated the amount of inventory that is anticipated to be re-cut and the amount of weight loss that will occur during the process. Since the establishment of this reserve, we have not yet re-cut any jewels. At December 31, 2007, the reserve remained at $400,000.

Estimates are used to determine the amount of two reserves against accounts receivable. First, an "Allowance for Doubtful Accounts" is established to reduce accounts receivable to an amount expected to be collected. Based on our collection history, we determine a percentage based on the age of the receivable that we deem uncollectible. The allowance is then calculated by applying the appropriate percentage to each of our receivables. Any increases or decreases to this allowance are charged or credited to general and administrative expenses. Any accounts with significant balances are reviewed separately to determine an appropriate allowance based on the facts and circumstances of the specific account. During our review for 2007, we specifically reviewed and recorded an allowance for the balances owed to us by Reeves Park and K&G Creations. The total allowance for doubtful accounts was $1,240,000 and $195,000 at December 31, 2007 and 2006, respectively. The second reserve against accounts receivable is the "Allowance for Returns". At the time revenue is recognized, we estimate future returns and reduce sales and accounts receivable by this estimated amount. This amount is estimated using the historical return rate for our Company and considers any contractual return privileges granted to customers. The allowance for returns was $165,000 and $265,000 at December 31, 2007 and 2006, respectively. The decrease in the reserve in 2007 is primarily due to lower sales.

We offer a co-op advertising program to many of our customers that reimburses a portion of their marketing costs based on their net purchases from us. At the end of any given period, we estimate the amount of co-op advertising expense that has not yet been submitted for credit by our customers. These amounts were $452,792 and $1,275,041 at December 31, 2007 and 2006, respectively. We estimate this amount based on our historical experience with each customer, and the related contractual arrangements to provide certain levels of co-op advertising for our customers. The decrease in the amount was primarily due to lower sales and more of our customers submitting expenses to us for credit prior to the end of the year.

Revenue is generally recognized when products are shipped. Our standard payment terms are generally between 30 and 60 days for jewel distributors and generally between 60 to 90 days for jewelry manufacturers. In some circumstances, the Company may extend terms of 120 days. Some customers are required to prepay prior to shipment. For all jewels shipped, title passes upon shipment of the jewels from our facility (i.e., FOB-shipping point). Periodically, the Company sells jewels to customers on "memo" terms. For shipments on memo terms, the customer assumes the risk of loss and has an absolute right of return for a specified period. Our customers are generally required to make payments on memo shipments within 30 days upon the customer informing the Company that they will keep the jewels. Accordingly, the Company does not recognize revenue on these memo transactions until the earlier of (1) the customer informing the Company that they will keep the jewels or (2) the expiration of the right of return period. All "memo" shipments are shown on our balance sheets as inventory on consignment.

Newly Adopted Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109*, which prescribed a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006 so we adopted FIN 48 as of January 1, 2007. The cumulative impact of applying the provisions of FIN 48 is an adjustment to the opening balance of retained earnings. See Note 10 "Income Taxes" in the notes to our consolidated financial statements for more information.

Newly Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). This standard defines fair value, establishes a methodology for measuring fair value, and expands the required disclosure for fair value measurements. FAS 157 is effective for us beginning January 1, 2008. We do not expect the implementation of FAS 157 to have an effect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115* ("FAS No. 159"). FAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. FAS No. 159 will be effective for us beginning January 1, 2008. We do not expect the implementation of FAS 159 to have an effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We do not expect the implementation of FAS 141R to have an effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* ("FAS 160"). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We do not expect the implementation of FAS 160 to have an effect on our consolidated financial statements.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that our exposure to market risk for changes in interest rates is not material to our financial condition or results of operations because our investments are limited to highly liquid instruments with maturities of three months or less and we have no debt. At December 31, 2007, the majority of our cash was in short-term investments classified as cash and equivalents. The majority of our transactions with international customers and suppliers are denominated in U.S. dollars and, as such, we also do not believe that our exposure to fluctuations in any foreign currency exchange rate is material to our financial condition or results of operations.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Charles & Colvard, Ltd. (the"Company") is responsible for establishing and maintaining effective internal control over financial reporting of the Company. The internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management determined that the Company's system of internal control over financial reporting was effective as of December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Charles and Colvard, Ltd.
Morrisville, North Carolina

We have audited the accompanying consolidated balance sheets of Charles and Colvard, Ltd. and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charles and Colvard, Ltd. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Notes 2 and 10 to the consolidated financial statements, in 2007 the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109*. Also as discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*.

Deloitte & Touche LLP

Raleigh, North Carolina
March 11, 2008

Consolidated Statements of Operations

Year Ended December 31,	2007	2006	2005
Net sales	**$27,818,446**	$40,712,085	$43,544,090
Cost of goods sold	**7,608,495**	10,795,224	14,463,410
Gross profit	**20,209,951**	29,916,861	29,080,680
Operating expenses:			
Marketing and sales	**14,086,863**	16,106,506	15,566,179
General and administrative	**5,720,996**	4,307,749	4,168,902
Research and development	**76,646**	73,226	215,778
Total operating expenses	**19,884,505**	20,487,481	19,950,859
Operating income	**325,446**	9,429,380	9,129,821
Interest income	**491,138**	741,161	503,761
Income before income taxes	**816,584**	10,170,541	9,633,582
Income tax expense (Note 10)	**841,008**	4,065,206	3,758,915
Net income (loss)	**$ (24,424)**	$ 6,105,335	$ 5,874,667
Net income (loss) per share (Note 2)			
Basic	**$ (0.00)**	$ 0.34	$ 0.33
Diluted	**$ (0.00)**	$ 0.33	$ 0.31
Weighted-average common shares (Note 2)			
Basic	**18,065,739**	18,160,218	18,008,855
Diluted	**18,065,739**	18,662,770	18,963,111

Share and per share data for all periods presented reflect the effect of the 5% stock dividend distributed on July 15, 2005, and the one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006.

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 31,	2007	2006
ASSETS		
Current Assets:		
Cash and equivalents	$ 7,048,409	$ 13,762,786
Accounts receivable, net of allowance for doubtful accounts of $1,240,000 and $195,000, respectively	9,381,719	14,320,672
Interest receivable	7,457	16,381
Income tax receivable	82,191	—
Notes receivable	365,390	376,030
Inventory (Note 3)	14,426,000	20,677,215
Inventory on consignment (Note 4)	1,763,243	2,023,542
Prepaid expenses and other assets	759,627	783,989
Deferred income taxes (Note 10)	980,674	583,322
Total current assets	34,814,710	52,543,937
Long Term Assets:		
Note receivable	—	23,970
Inventory (Note 3)	26,851,837	11,808,140
Furniture and equipment, net (Note 5)	597,349	651,134
Patent and license rights, net (Note 5)	358,330	288,171
Deferred income taxes (Note 10)	528,525	686,621
Total long term assets	28,336,041	13,458,036
Total assets	$ 63,150,751	$ 66,001,973
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable:		
Cree, Inc. (Note 11)	$ 469,899	$ 1,598,956
Other	2,880,137	2,870,752
Income taxes payable	—	413,387
Accrued payroll	256,344	322,383
Accrued co-op advertising	452,792	1,275,041
Accrued expenses and other liabilities	268,973	244,539
Total current liabilities	4,328,145	6,725,058
Long Term Liabilities		
Accrued Income Taxes (Note 10)	911,606	—
Total liabilities	5,239,751	6,725,058
Commitments and contingencies (Note 11)		
Shareholders' Equity (Notes 6 and 7)		
Common stock, no par value; 50,000,000 shares authorized; 18,106,526 and 17,977,923 shares issued and outstanding at December 31, 2007 and 2006, respectively	52,910,075	52,494,309
Additional paid-in capital – Share based compensation	5,892,730	5,807,879
Accumulated other comprehensive gain (loss) - Foreign currency translation	881	(457)
Retained earnings (Accumulated deficit)	(892,686)	975,184
Total shareholders' equity	57,911,000	59,276,915
Total liabilities and shareholders' equity	$ 63,150,751	$ 66,001,973

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Common Stock Number Of Shares	Common Stock Amount	Additional Paid-in Capital - Share Based Compensation	Accumulated other Comprehensive Gain (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity	Total Comprehensive Income (Loss)
Balance at January 1, 2005	17,728,335	$ 56,495,095	$ 1,768,120	—	$ (11,004,818)	$ 47,258,397	
Share-based compensation	—	—	1,064,617	—	—	1,064,617	
Stock options exercised	571,019	1,989,790	(221,725)	—	—	1,768,065	
Cash dividend - $0.038 per share	—	(688,022)	—	—	—	(688,022)	
Stock dividend – cash in lieu of fractional shares	—	(11,287)	—	—	—	(11,287)	
Tax effect of share-based compensation	—	—	2,702,032	—	—	2,702,032	
Foreign currency translation	—	—	—	(2,851)	—	(2,851)	$ (2,851)
Net Income	—	—	—	—	5,874,667	5,874,667	5,874,667
Total comprehensive income							5,871,816
Balance at December 31, 2005	18,299,354	57,785,576	5,313,044	(2,851)	(5,130,151)	57,965,618	
Share-based compensation	—	—	324,477	—	—	324,477	
Stock options exercised	66,192	248,812	(3,425)	—	—	245,387	
Issuance of restricted stock	27,377	—	—	—	—	—	
Shares repurchased	(415,000)	(4,059,719)	—	—	—	(4,059,719)	
Cash dividend - $.08 per share	—	(1,456,080)	—	—	—	(1,456,080)	
Stock dividend – cash in lieu of fractional shares	—	(24,280)	—	—	—	(24,280)	
Tax effect of share-based compensation	—	—	173,783	—	—	173,783	
Foreign currency translation	—	—	—	2,394	—	2,394	2,394
Net Income	—	—	—	—	6,105,335	6,105,335	6,105,335
Total comprehensive income							6,107,729
Balance at December 31, 2006	17,977,923	52,494,309	5,807,879	(457)	975,184	59,276,915	
Share-based compensation	—	—	573,454	—	—	573,454	
Stock options exercised	64,797	422,347	(191,383)	—	—	230,964	
Issuance of restricted stock	63,806	—	—	—	—	—	
Cash dividend - $.08 per share	—	(6,581)	—	—	(1,441,843)	(1,448,424)	
Tax effect of share-based compensation	—	—	(297,220)	—	—	(297,220)	
Foreign currency translation	—	—	—	1,338	—	1,338	1,338
Cumulative effect of adoption of FIN 48	—	—	—	—	(401,603)	(401,603)	
Net Loss	—	—	—	—	(24,424)	(24,424)	(24,424)
Total comprehensive loss							$ (23,086)
Balance at December 31, 2007	**18,106,526**	**$ 52,910,075**	**$ 5,892,730**	**$ 881**	**$ (892,686)**	**$ 57,911,000**	

Share and per share data for all periods presented reflect the effect of the 5% stock dividend distributed on July 15, 2005, and the one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2007	2006	2005
OPERATING ACTIVITIES			
Net income (loss)	**$ (24,424)**	$ 6,105,335	$ 5,874,667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**200,626**	188,757	247,441
Share-based compensation	**568,238**	316,892	1,064,617
Loss on disposal of furniture and equipment	**44,468**	—	12,282
Provision for uncollectible accounts	**1,045,000**	78,990	20,000
Provision for returns	**(100,000)**	160,000	(115,000)
Tax effect of stock options	**—**	—	2,702,032
Provision for deferred income taxes	**108,584**	2,486,960	967,897
Changes in assets and liabilities:			
Accounts receivable	**3,993,953**	(3,323,176)	(4,134,432)
Interest receivable	**8,924**	30,036	(31,619)
Income tax receivable	**(82,191)**	—	—
Inventory	**(8,492,357)**	(8,772,580)	(912,074)
Prepaid expenses and other assets	**24,362**	(212,712)	(131,906)
Accounts payable	**(950,153)**	1,539,315	701,143
Accrued co-op advertising	**(822,249)**	(88,966)	1,156,007
Accrued payroll	**(66,039)**	(727,630)	492,212
Income taxes payable	**(413,387)**	404,630	8,757
Net change in other liabilities	**18,416**	27,495	(165,590)
Net cash provided by (used in) operating activities	**(4,938,229)**	(1,786,654)	7,756,434
INVESTING ACTIVITIES			
Purchases of furniture and equipment	**(155,864)**	(309,139)	(207,290)
Advance to John M. Bachman, Inc.	**—**	—	(135,000)
Advance to Norstel	**—**	—	(400,000)
Other	**(105,604)**	(24,063)	46,804
Net cash used in investing activities	**(261,468)**	(333,202)	(695,486)
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	**230,964**	245,387	1,768,065
Payment of cash dividends	**(1,448,424)**	(1,480,360)	(699,309)
Excess tax benefits (cost) from share-based payment arrangements	**(297,220)**	173,783	—
Purchase of common stock	**—**	(4,059,719)	—
Net cash provided by (used in) financing activities	**(1,514,680)**	(5,120,909)	1,068,756
Net change in cash and equivalents	**(6,714,377)**	(7,240,765)	8,129,704
Cash and equivalents at beginning of year	**13,762,786**	21,003,551	12,873,847
Cash and equivalents at end of year	**$ 7,048,409**	$13,762,786	$21,003,551
SUPPLEMENTAL SCHEDULE OF CASH FLOW DATA			
Cash paid for income taxes	**$ 1,524,281**	$ 876,652	$ 86,000
SUPPLEMENTAL NON-CASH INVESTING ACTIVITY:			
Reduction of notes receivable	**$ 34,610**	$ 113,982	$ —

See notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Charles & Colvard, Ltd. ("the Company"), was incorporated in North Carolina on June 28, 1995 and manufactures, markets and distributes Charles & Colvard created Moissanite jewels (hereinafter referred to as moissanite or moissanite jewels) for sale in the worldwide jewelry market. Moissanite, also known by its chemical name, silicon carbide (SiC), is a rare, naturally occurring mineral primarily found in meteors. The Company is positioning moissanite as a unique jewel, distinct from all other jewels based on its fire, brilliance, luster, durability and rarity. The Company began shipping moissanite during 1998 and sells worldwide to jewel distributors and jewelry manufacturers.

All of the Company's activities are within a single business segment. The following tables present certain data by geographic area:

Net Sales

Year Ended December 31,	2007	2006	2005
United States	$ 22,814,219	$ 36,021,806	$ 40,355,545
International	5,004,227	4,690,279	3,188,545
Total	$ 27,818,446	$ 40,712,085	$ 43,544,090

Furniture and equipment, net

December 31,	2007	2006
United States	$ 558,659	$ 596,873
International	38,690	54,261
Total	$ 597,349	$ 651,134

Patent and license rights, net

December 31,	2007	2006
United States	$ 117,809	$ 113,869
International	240,521	174,302
Total	$ 358,330	$ 288,171

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in Hong Kong, Charles & Colvard (HK), Ltd. These consolidated financial statements also include the accounts of a Charles & Colvard controlled company in China, Guangzhou Charles & Colvard Trading Limited, a Chinese Corporation. The Company is the beneficial owner of the entire interest in the controlled company, and has consolidated the accounts of the controlled company in its consolidated financial statements. All inter-company accounts have been eliminated.

Cash and Equivalents

The Company considers all money market accounts and investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of cost or market determined on a first in, first out basis. Inventory costs include direct material and labor, inbound freight, purchasing and receiving costs, inspection costs and warehousing costs. Any inventory on hand in excess of the Company's current requirements based on historical and anticipated level of sales is classified as long-term on the Company's consolidated balance sheets.

The Company currently sells one grade of jewel. The grade is classified as "very good" and consists of near colorless jewels that meet certain standards. Only "very good" jewels are valued in inventory. Jewels, including colored jewels, that have not met the Company's quality standards are not valued in inventory. As market conditions change, including the influences of customer demand, there may be a market for a portion of this unvalued inventory that management may pursue in the future.

Obsolescence is not a factor in the Company's inventory valuation. The Company's jewels do not degrade over time and inventory generally consists of the cuts and sizes most commonly used in the jewelry industry. All inventories are carefully reviewed for quality standards before they are entered into finished goods. As the quality of the Company's raw material has improved, so have the standards used to evaluate finished goods. To ensure the Company's inventory meets our current standards, the Company reviews the inventory on an ongoing basis. The Company has provided a reserve to allow for certain jewels of a slightly lesser quality in its finished goods inventory to be re-cut to increase their quality. The need for adjustments to this reserve is evaluated on a period-by-period basis. More details on this reserve are included in Footnote 3.

The Company has a limited amount of jewelry in inventory and does not actively market its jewelry inventory. Jewelry inventory value is calculated as the amount the Company would obtain by melting the gold in the jewelry and putting the jewels back into its loose stone inventory. More details on this reserve are included in Footnote 3.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated on the straight-line method based on estimated useful lives of three to 12 years. Leasehold improvements are amortized on the straight-line method over the life of the related lease. The range of useful lives for each category of furniture and equipment is as follows:

• Machinery and equipment	5-12 years
• Computer equipment	3-5 years
• Furniture and fixtures	3-10 years
• Leasehold improvements	over the life of our existing operating leases

Patents and License Rights

The Company capitalizes costs associated with obtaining or defending patents issued or pending for inventions and license rights related to the manufacture of moissanite jewels. Such costs are amortized over the life of the patent (generally 17 years). The Company also capitalizes licenses it obtains for the use of certain advertising images. Such costs are amortized over the period of the license.

Accounting for Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for financial impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. Based on these evaluations, there were no significant adjustments to the carrying value of long-lived assets in 2007, 2006 or 2005.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high quality financial institutions and invests in low risk securities, primarily money market funds.

Trade receivables potentially subject the Company to credit risk. The Company's standard payment terms for jewel distributors are generally between 30 and 60 days and for jewelry manufacturers are generally between 60 to 90 days. In some circumstances, the Company may extend longer than 90 days. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history.

As of December 31, 2007, the Company had trade accounts receivable from its largest customer of $6.0 million. Of this amount, $4.5 million was past due. The Company will continue shipping orders to this customer as long as they pay a specified amount higher than the amount of their new orders to us. There is also a minimum payment amount that must be made quarterly. Management believes this will enable the Company to continue reducing the past due balance from this customer in an orderly manner while preserving its relationships with its retail customers.

The Company's largest customer accounted for 56% and 55% of the Company's receivables at December 31, 2007 and 2006, respectively, and for 20%, 37%, and 39% of the Company's sales during the years ended December 31, 2007, 2006, and 2005. A second customer accounted for 13% and 11% of the Company's receivables at December 31, 2007 and 2006, respectively, and for 11%, 21%, and 39% of the Company's sales during the years ended December 31, 2007, 2006, and 2005. A third customer accounted for 5% and 21% of the Company's receivables at December 31, 2007 and 2006, respectively, and for 19%, 13%, and 1% of the Company's sales during the years ended December 31, 2007, 2006, and 2005.

Foreign Currency Translation

The assets and liabilities of the Company's non-U.S. operations, whose local currency is the functional currency, are translated into U.S. dollars at exchange rates in effect on the balance sheet dates. Revenues and expenses are translated using the average exchange rates in effect during the year. Foreign currency translation adjustments are reflected as a separate component of shareholders' equity in the accompanying consolidated balance sheets in accumulated other comprehensive gain (loss).

Revenue Recognition

Revenue is generally recognized when products are shipped. At the time revenue is recognized an allowance for estimated returns is established. Any increase or decrease in the allowance for returns is charged against net sales. The Company's standard payment terms for jewel distributors are generally between 30 and 60 days and for jewelry manufacturers are generally between 60 to 90 days. In some circumstances, the Company may extend terms longer than 90 days. Some customers are required to prepay prior to shipment. For all jewels shipped title passes upon shipment of the jewels from the Company's facility (i.e., FOB-shipping point). The Company's return policy is that jewels can only be returned for credit within 30 days of shipment and must be returned for a valid reason (quality problems or a shipment of the wrong jewels). Some customers have a contractual right to return a certain percentage of sales for any reason. In these instances, we only recognize revenue when the contractual right to return is exhausted. Periodically, the Company sells jewels to customers on "memo" terms. For shipments on memo terms, the customer assumes the risk of loss and has an absolute right of return for a specified period. The Company's customers are generally required to make payments on memo shipments within 30 days upon the customer informing the Company that they will keep the jewels. Accordingly, the Company does not recognize revenue on these memo transactions until the earlier of (1) the customer informing the Company that they will keep the jewels or (2) the expiration of the right of return period. Of the $1,763,243 of inventory on consignment at December 31, 2007, the Company expects approximately $641,000 on consignment with K&G to be returned. The remaining $1,122,000 is on consignment primarily with three customers and represents potential revenue of $3,600,000 and potential gross profit of $2,478,000 based on the average cost per carat of inventory at December 31, 2007. At December 31, 2007 the remaining lengths of the right of return periods for the related "memo" shipments range from one to twelve months. From time to time, we do grant extensions to our customers of the right of return period depending on the facts and circumstances of the request.

Advertising Costs

Advertising production costs are expensed as incurred. Media placement costs are expensed the first time the advertising appears. Advertising expenses for the years ended December 31, 2007, 2006, and 2005 amounted to approximately $8,700,000, $11,000,000, and $9,800,000, respectively.

The Company also offers a co-op advertising program to its customers that reimburses a portion of their marketing costs based on the customers' net purchases from the Company and is subject to the customer providing documentation of all advertising performed that includes the Company's product. For the years ended December 31, 2007, 2006 and 2005, these amounts were $2,300,000, $3,700,000, and $3,700,000, respectively, and are included as a component of marketing and sales expenses. These co-op advertising expenses are included in the advertising expense amounts disclosed in the paragraph above.

Marketing and Sales

Marketing and sales expenses are expensed as incurred. These costs include all expenses of promoting and selling the Company's product and include such items as marketing and sales personnel, advertising, travel, rent, trade shows, market research, and sales commissions.

General and Administrative

General and administrative expenses are expensed as incurred. These costs include administrative personnel, legal, investor relations, professional fees, Board of Directors fees, insurance, bad debts and rent.

Research and Development

All research and development costs are expensed as incurred.

Share-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (FAS) No. 123R, *Share-Based Payment*, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted FAS No. 123R using the modified-prospective method, which requires compensation cost to be recorded for all unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no restatement of prior periods. The Company uses the Black-Scholes-Merton valuation model to determine the fair value of stock options. The fair value of other stock compensation awards is determined by the market price of the Company's common stock on the date of grant. The expense associated with share-based compensation is recognized on a straight line basis over the service period of each award.

Prior to 2006, the Company measured compensation costs related to stock options and other share-based compensation awards to employees using the intrinsic value of the equity instrument granted (i.e., the excess of the market price of the stock to be issued over the exercise price of the equity instrument at the date of grant) rather than the fair value of the equity instrument. Accordingly, because the stock option grant price for employees equaled the market price on the date of grant, no compensation expense was recognized by the Company for stock options awarded to employees. In December 2005, the

Company accelerated the vesting of certain outstanding stock options held by current employees and non-employee directors. As a result of this vesting acceleration, the Company recorded $54,019 of expense in the year ended December 31, 2005. The only share-based compensation recorded by the Company prior to 2006, other than the expense for the vesting acceleration, was due to stock options granted to outside consultants. The Company has accounted for stock options granted to consultants using the fair value method for all periods presented.

The following table summarizes the components of the Company's share-based compensation included in reported net income for the three years ended December 31, 2007 as follows:

Year Ended December 31,	2007	2006	2005
Employee Stock Options	$ 255,462	$ 200,059	$ 54,019
Consultant Stock Options	(1,304)	(61,072)	1,010,598
Restricted Stock Awards	314,080	177,905	—
Income Tax Benefit	(163,707)	(84,683)	(386,371)
Total	$ 404,531	$ 232,209	$ 678,246

In addition, $5,216 and $7,585 of share-based compensation was capitalized as a cost of inventory during the years ended December 31, 2007 and 2006, respectively. Compensation cost on consultant stock options was negative during certain periods displayed above due to a reduction in the fair value of stock awards issued to consultants.

As of December 31, 2007, the unrecognized share-based compensation expense related to non-vested stock options is approximately $325,000, which is expected to be recognized over a weighted average period of approximately 16 months.

In May 2006, the Company granted its non-employee board members an aggregate of 27,377 shares of restricted stock. The fair value of the restricted stock granted was $305,000 based on the closing market price of the Company's common stock on May 19, 2006. These shares vested in May 2007 after the one-year term on the board expired.

In May 2007, the Company granted its non-employee board members an aggregate of 63,806 shares of restricted stock. The board members cannot sell these shares until their one-year term on the board expires in May 2008. The fair value of the restricted stock granted was $305,000 based on the closing market price of the Company's common stock on May 21, 2007. These are the only unvested restricted stock awards currently outstanding for the Company. As of December 31, 2007 unrecognized compensation expense related to non-vested restricted stock was $118,015 which will be amortized on a straight line basis through May 2008.

Had compensation expense prior to January 1, 2006 for all share-based compensation been determined consistent with the provisions of FAS 123, rather than APB 25, the Company's net income and income per share for the year ended December 31, 2005 would have been recorded to the pro forma amounts indicated below. Disclosures for the years ended December 31, 2007 and 2006 are not presented because the amounts for share-based compensation have been recognized in the consolidated financial statements for those periods.

Year Ended December 31, 2005	
Net income:	
As reported	$ 5,874,667
Deduct – total share-based compensation expense under fair value method for all awards, net of income tax	1,707,331
Pro forma net income	$ 4,167,336
Basic net income per share:	
As reported	$ 0.33
Pro forma	0.23
Diluted net income per share:	
As reported	$ 0.31
Pro forma	0.22

The fair value of each option grant is estimated on the grant date using a Black-Scholes-Merton option pricing model. The valuations of options granted during the three years ended December 31, 2007 were based on the following assumptions:

Year Ended December 31,	2007	2006	2005
Weighted-average grant date fair value	$ 3.72	$ 6.39	$ 6.83
Weighted-average expected lives (in years)	5.50	4.00	5.94
Weighted-average risk-free interest rate	4.36%	4.60%	4.22%
Dividend yield	0%	0%	0%
Volatility factor	.688	.646	.884

The expected life of an option represents the estimated period of time until exercise occurs and the Company generally uses the midpoint of the vesting period and the life of the grant to estimate the expected life of an option. This methodology is not materially different from the Company's historical data on exercise timing. The risk-free interest rate is based on the implied yields on U.S. Treasury zero-coupon issues over the expected life of the option. Although the Company has recently issued dividends, a dividend yield was not used due to the uncertainty of future dividend payments. Expected volatility is based on the historical volatility of the Company's stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are recognized for the income tax consequences of "temporary" differences by applying enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the income tax bases of existing assets and liabilities. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount that is likely to be realized.

Stock Dividends and Stock Splits

On May 23, 2005, the Company declared a 5% stock dividend distributed on July 15, 2005. On December 21, 2005, the Company declared a one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006. All share and per share amounts for all periods presented in these financial statements and footnotes reflect these transactions.

Net Income Per Share

Basic net income per share computations are based on the weighted-average common shares outstanding. Diluted net income per share computations include the dilutive effect, if any, of stock options using the treasury stock method. The following table reconciles the differences between the basic and diluted earnings per share presentations:

Years Ended December 31,	2007	2006	2005
Numerator:			
Net Income (Loss)	$ (24,424)	$ 6,105,335	$ 5,874,667
Denominator:			
Weighted Average Shares Outstanding			
Basic	18,065,739	18,160,218	18,008,855
Stock Options	—	502,552	954,256
Diluted	18,065,739	18,662,770	18,963,111
Net Income (Loss) Per Share:			
Basic	$ (0.00)	$ 0.34	$ 0.33
Diluted	$ (0.00)	$ 0.33	$ 0.31

For the years ended December 31, 2007, 2006, and 2005, stock options to purchase approximately 964,000, 310,000 and 12,000 shares, respectively, were excluded from the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares or the effect of inclusion of such amounts would be anti-dilutive to net income (loss) per share. During 2007, no common stock options were included in the computation of diluted earnings per share as the effect would be anti-dilutive due to the net loss. During 2006, approximately 957,000 common stock options with an exercise price less than the average market price were included in the computation of diluted earnings per share. The weighted-average dilutive impact of these options, net of 455,000 treasury shares assumed to be repurchased, was 502,552 shares. During 2005, approximately 1,442,000 common stock options with an exercise price less than the average market price were included in the computation of diluted earnings per share. The weighted-average dilutive impact of these options, net of 487,000 treasury shares assumed to be repurchased, was 954,256 shares.

Newly Adopted Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109*, which prescribed a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006 so the Company adopted FIN 48 as of January 1, 2007. The cumulative impact of applying the provisions of FIN 48 is an adjustment to the opening balance of retained earnings. See Note 10 "Income Taxes" in these notes to our consolidated financial statements for more information.

Newly Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). This standard defines fair value, establishes a methodology for measuring fair value, and expands the required disclosure for fair value measurements. FAS 157 is effective for the Company beginning January 1, 2008. We do not expect the implementation of FAS 157 to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115* ("FAS 159"). FAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. FAS 159 will be effective for the Company beginning January 1, 2008. We do not expect the implementation of FAS 159 to have an effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("FAS 141R"). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009. We do not expect the implementation of FAS 141R to have an effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51* ("FAS 160"). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning January 1, 2009. We do not expect the implementation of FAS 160 to have an effect on our consolidated financial statements.

3. INVENTORIES

Inventories consisted of the following:

December 31,	2007	2006
Raw materials	$ 6,705,805	$ 2,590,782
Work-in-process	6,245,889	13,102,777
Finished goods	28,326,143	16,791,796
Total Inventory	$ 41,277,837	$32,485,355

There is $26,851,837 and $11,808,140 of the inventory in the table above classified as long-term on the Company's consolidated financial statements as of December 31, 2007 and December 31, 2006, respectively.

Finished goods are shown net of a reserve for excess jewelry inventory of $25,000 and $40,000 at December 31, 2007 and December 31, 2006, respectively. The Company does not actively market its jewelry inventory. Jewelry inventory value is determined as the amount we would obtain by melting the gold in the jewelry and putting the jewels back into loose stone inventory. Jewelry inventory, net of the $25,000 and $40,000 reserve at December 31, 2007 and December 31, 2006, was $243,110 and $226,894, respectively. In addition, finished goods are shown net of a reserve of $400,000 at December 31, 2007 and December 31, 2006. This reserve was established to allow for the carat weight loss associated with the re-cutting of a portion of the finished goods inventory. There are certain jewels in inventory that may be re-cut to achieve higher quality standards.

4. INVENTORY ON CONSIGNMENT

Periodically, the Company sells jewels to customers on "memo" terms. For shipments on "memo" terms, the customer assumes the risk of loss and has an absolute right of return for a specified period. The Company does not recognize revenue on these transactions until the earlier of (1) the customer informing the Company that they will keep the jewels or (2) the expiration of the memo period. Of the $1,763,243 of inventory on consignment at December 31, 2007, the Company expects approximately $641,000 on consignment with K&G to be returned. The remaining $1,122,000 is on consignment primarily with three customers and represents potential revenue of $3,600,000 and potential gross profit of $2,478,000 based on the average cost per carat of inventory at December 31, 2007. At December 31, 2007 the remaining lengths of the right of return periods for the related "memo" shipments range from one to twelve months. From time to time, we do grant extensions to our customers of the right of return period depending on the facts and circumstances of the request.

5. FURNITURE AND EQUIPMENT/PATENT AND LICENSE RIGHTS

Furniture and equipment, net of accumulated depreciation, is summarized as follows:

December 31,	2007	2006
Machinery and equipment	$ 533,720	$ 394,473
Computer equipment/software	743,834	708,127
Furniture and fixtures	255,866	324,894
Leasehold improvements	126,030	97,090
Construction in progress	40,622	167,694
Total	1,700,072	1,692,278
Accumulated depreciation	(1,102,723)	(1,041,144)
Total furniture and equipment, net	$ 597,349	$ 651,134

Depreciation expense for 2007, 2006, and 2005 was $163,416, $154,341 and, $163,316, respectively.

Patent and license rights, net of accumulated amortization, are summarized as follows:

December 31,	2007	2006
Patent and license rights	$ 585,410	$ 478,043
Accumulated amortization	(227,080)	(189,872)
Patent and license rights, net	$ 358,330	$ 288,171

Amortization expense for 2007, 2006, and 2005 was $37,210, $34,416, and $84,125, respectively. Amortization expense on existing patent and license rights is estimated to be $43,000 per year for 2008 and 2009, $42,000 for 2010, and $41,000 per year for 2011 and 2012.

6. COMMON STOCK

In March 2006, the Board of Directors authorized a repurchase program for up to 1,000,000 shares of the Company's common stock. Repurchases were made in the open market at prevailing prices or in privately negotiated transactions at prices at or below prevailing open market prices. This program expired in March 2007. There were 415,000 shares repurchased under the program at an average price of $9.78. All of these purchases occurred during the year ended December 31, 2006.

In April 2007, the Board of Directors authorized another repurchase program for up to 1,000,000 shares of the Company's common stock. Repurchases can be made in the open market at prevailing prices or in privately negotiated transactions at prices at or below prevailing open market prices. This program expires in April 2008. There were no shares repurchased under this program during the year ended December 31, 2007.

7. PREFERRED STOCK

The Company has authorized 10 million shares of preferred stock, no par value. The preferred stock may be issued from time to time in one or more series. No shares of preferred stock have been issued as of December 31, 2007.

On February 21, 1999 the Company adopted a Shareholder Rights Plan under which all shareholders of record as of March 8, 1999 received rights to purchase shares of a new series of Preferred Stock. The adoption of this plan is intended as a means to guard against abusive takeover tactics. The rights will be exercisable only if a person or group acquires or announces a tender offer to acquire 20% or more of the Company's common stock. Under the plan all shareholders except the purchaser will be entitled to acquire the Company's common stock at a 50% discount. The rights will trade with the Company's common stock, unless and until they are separated upon the occurrence of certain future events.

8. DIVIDENDS

On May 23, 2005, the Company declared a $0.038 per share cash dividend and a 5% stock dividend both distributed on July 15, 2005. Pursuant to these dividends, total cash of $699,309 and 859,457 shares of our common stock were distributed to shareholders. The stock dividend provided shareholders as of the record date one share for every 20 shares owned and cash in lieu of fractional shares.

On December 21, 2005, the Company declared a one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006. Pursuant to this dividend, total cash of $24,280 and 3,658,999 shares of our common stock were distributed to shareholders. The stock dividend provided shareholders one share for every four shares owned and cash in lieu of fractional shares.

All share and per share amounts for all periods presented in these financial statements and footnotes reflect the effect of both the 5% stock dividend and the stock split transactions.

On April 18, 2006, the Company declared a $0.08 per share cash dividend distributed on June 15, 2006. Pursuant to this dividend, total cash of $1,456,080 was distributed to shareholders. Due to the Company's accumulated deficit, the dividend was charged against common stock.

On April 24, 2007, the Company declared a $0.08 per share cash dividend distributed on June 15, 2007. Pursuant to this dividend, total cash of $1,448,424 was distributed to shareholders, resulting in a decrease of $1,441,843 in retained earnings and a $6,581 decrease in common stock.

9. COMPENSATION

Stock Option Plans

In 1996, the Company adopted the 1996 Stock Option Plan of Charles & Colvard, Ltd., (the "1996 Option Plan") under which options to acquire 1,020,402 common shares, reduced by the number of options granted outside the 1996 Option Plan, may be granted to key employees, directors and independent consultants. Under the 1996 Option Plan, both incentive and non-qualified options may be granted under terms and conditions established by the Compensation Committee of the Board of Directors. The exercise price for incentive options will be the fair market value of the related common stock on the date the option is granted. Options granted under the 1996 Option Plan generally vest equally over a three-year period and have terms of 10 years. The Company currently has no plans to award additional options under the 1996 Option Plan.

In 1997, the Company adopted the 1997 Omnibus Stock Plan of Charles & Colvard, Ltd., (the"1997 Omnibus Plan"). The 1997 Omnibus Plan authorizes the Company to grant stock options, stock appreciation rights and restricted awards (collectively, "awards") to selected employees, independent contractors and directors of the Company and related corporations in order to promote a closer identification of their interests with those of the Company and its shareholders. The maximum number of shares of common stock for which awards may be granted under the 1997 Omnibus Plan may be increased from time to time to a number of shares equal to (i) 20% of the shares of common stock outstanding as of that time less (ii) the number of shares of common stock subject to outstanding options under the 1996 Option Plan. The number of shares reserved for issuance under the 1997 Omnibus Plan may also be adjusted upon certain events affecting the Company's capitalization. All options granted under the 1997 Omnibus Plan have an exercise price equal to the market price of our common stock on the date the option is granted. Options granted to employees under the 1997 Omnibus Plan generally vest over three years and have terms of up to 10 years, with the exception of options granted in 2005 under the Executive Compensation Plan (which is governed by and subject to the 1997 Omnibus Plan) that vested immediately and options granted in 2006 under the Executive Compensation Plan that vest at the end of three years. Options granted to the Board of Directors under the 1997 Omnibus Plan generally vest over one year and have terms of up to 10 years. The terms of options granted to outside consultants vary depending on the specific grant, but the terms will be no longer than 10 years. Restricted stock awards granted to members of the Board of Directors vest at the end of one year.

The 1997 Omnibus Plan expired in 2007. The new stock option plan that the Company presented for shareholder approval in May 2007 was not approved. The Company will present a new stock option plan for shareholder approval at the May 2008 Annual Shareholders Meeting.

Effective December 21, 2005, the Company accelerated the vesting of certain outstanding stock options held by current employees and non-employee directors in order to reduce the impact of new accounting regulations that became effective in 2006. As a result of this vesting acceleration, options to purchase approximately 134,000 shares of the Company's common stock that would otherwise have vested at various times from 2006 to 2008 became fully vested. The decision to accelerate these unvested options, which management believes was in the best interest of the Company and its shareholders, was made primarily to reduce compensation expense that would have been recorded in future periods subsequent to December 31, 2005. The Company recorded approximately $54,000 of expense in the year ended December 31, 2005 as the result of the accelerated vesting. The acceleration of the vesting of these stock options reduced future compensation expense by approximately $522,000, of which $369,000 would have occurred in 2006 and $112,000 would have occurred in 2007.

The following is a summary of activity for the Company's two stock option plans:

	1996 Option Plan		1997 Omnibus Plan	
	Number Of Shares	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price
2005				
Outstanding at beginning of the year	147,869	$ 2.99	1,419,120	$ 4.77
Granted	—	—	308,356	9.33
Exercised	(83,573)	2.84	(487,375)	3.14
Canceled	—	—	(99,418)	10.56
Outstanding at end of year	64,296	3.18	1,140,683	6.20
2006				
Granted	—	—	116,424	12.11
Exercised	(14,927)	2.09	(51,265)	4.18
Canceled	—	—	(3,523)	10.10
Outstanding at end of year	49,369	3.51	1,202,319	6.84
2007				
Granted	—	—	24,600	6.11
Exercised	(47,524)	3.54	(17,273)	3.62
Canceled	(1,845)	2.63	(245,865)	9.59
Outstanding at end of year	—	$ —	963,781	$ 6.18

The following summarizes information about stock options at December 31, 2007:

Options Outstanding			Options Exercisable			Options Vested or Expected to Vest		
Outstanding as of 12/31/2007	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Outstanding as of 12/31/2007	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Weighted-Average Outstanding as of 12/31/2007	Weighted-Remaining Contractual Life	Average Exercise Price
963,781	4.1	$6.18	831,356	4.1	$5.39	962,621	4.1	$6.18

The aggregate intrinsic value of options outstanding, exercisable, vested or expected to vest at December 31, 2007 was $171,646. This amount is before applicable income taxes and represents the closing stock price of the Company's common stock at December 31, 2007 less the grant price, multiplied by the number of options that have a grant price that is less than the closing stock price. This amount represents the amount that would have been received by the optionees had these options been exercised on that date. Based on the December 31, 2007 stock price, there are no unvested options with an intrinsic value. During the years ended December 31, 2007, 2006, and 2005, the aggregate intrinsic value of options exercised was $162,824, $493,047, and $7,697,083, respectively.

The following is a summary of activity for restricted stock granted by the Company:

	Number of Shares	Grant Date Fair Value
Non-vested at January 1, 2007	27,377	$ 11.14
Granted	63,806	$ 4.78
Vested	27,377	$ 11.14
Cancelled	—	$ —
Non-vested at December 31, 2007	63,806	$ 4.78

Other

In April 2005, the Company adopted two incentive plans for 2005, the Management Incentive Plan (2005) (the "2005 Management Plan") and the Quarterly & Annual Incentive Plan for Non-Officer Employees (2005) (the "2005 Non-Officer Employees Plan"). The principal purpose of each of the plans was to provide incentives to meet or exceed certain Company goals for 2005. Both plans provide for cash and equity awards. For 2005, $775,000 in cash payments under the 2005 Management Plan and $107,000 in cash payments under the 2005 Non-Officer Employees Plan were recorded as operating expenses. During 2005, 9,900 options were issued under the 2005 Non-Officer Employees Plan, as the Company met certain quarterly goals. In February 2006, there were 105,000 stock options granted under the 2005 Management Plan and 2,600 stock options granted under the 2005 Non-Officer Employees Plan. The options granted under the 2005 Management Plan vest at the end of three years and the options granted under the 2005 Non-Officer Employees Plan vest ratably over three years.

In February 2006, the Company approved two incentive plans for 2006, the Management Incentive Plan (2006) (the "2006 Management Plan") and the Quarterly & Annual Incentive Plan for Non-Officer Employees (2006) (the "2006 Non-Officer Employees Plan"). The principal purpose of each of the plans is to provide incentives to meet or exceed certain Company goals for 2006. Both plans provide for cash and equity awards. All equity awards were made pursuant to the Company's 1997 Omnibus Stock Plan (as amended). The specific criteria used to determine whether any eligible participant received an award include the Company's net sales and net income and, for participants under the 2006 Management Plan and for certain director level employees under the 2006 Non-Officer Employee Plan, other key objectives as set by the Company. During 2006, $83,205 in cash payments were recorded as operating expense and 200 stock options were granted under the plans.

In February 2007, the Company approved two incentive plans for 2007, the Management Incentive Plan (2007) (the "2007 Management Plan") and the Quarterly & Annual Incentive Plan for Non-Officer Employees (2007) (the "2007 Non-Officer Employees Plan"). The principal purpose and operative provisions are substantially similar to the terms of the 2006 Management Plan and the 2006 Non-Officer Employees Plan discussed in the paragraph above. During 2007, $4,067 in cash payments were recorded as operating expense and no equity awards were granted under the plans.

10. INCOME TAXES

The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recognized for the income tax consequences of "temporary differences" by applying enacted statutory income tax rates applicable to future years to differences between the financial statement carrying amounts and the income tax bases of existing assets and liabilities.

The components of income tax expense are the following:

Year Ended December 31,	2007	2006	2005
Current			
Federal	$ 608,016	$ 1,568,023	$ 2,638,747
State	124,408	10,223	152,271
	732,424	1,578,246	2,791,018
Deferred			
Federal	26,984	2,120,961	749,340
State	81,600	365,999	218,557
	108,584	2,486,960	967,897
	$ 841,008	$ 4,065,206	$ 3,758,915

Significant components of the Company's deferred income tax assets and liabilities are as follows:

December 31,	2007	2006
Current		
Reserves and accruals	$ 885,305	$ 355,883
Deferred inter-company profit	226,796	227,439
Prepaid Expenses	(131,427)	—
Total Current	980,674	583,322
Long-Term		
State net operating loss ("NOL") carryforwards	127,490	198,000
Hong Kong and China NOL carryforwards	1,045,000	864,000
Federal benefit on state taxes under FIN 48	234,861	—
Share-based compensation	263,800	540,000
Depreciation	(97,626)	(51,379)
Valuation allowance	(1,045,000)	(864,000)
Total long-term	528,525	686,621
Total deferred income tax assets, net	$ 1,509,199	$ 1,269,943

A reconciliation between expected income taxes, computed at the statutory federal income tax rate (34%) applied to pretax accounting income, and the income taxes included in the statements of operations for each of the three years ended December 31, 2007 follows:

December 31,	2007	2006	2005
Anticipated income tax expense at the statutory federal rate	$ 277,639	$ 3,458,000	$ 3,275,000
State income tax expense, net of federal tax effect	44,327	248,000	244,000
Effect of foreign operations	144,574	131,000	140,000
Income tax expense for uncertain tax positions under the provisions of FIN 48	106,963	—	—
Apportionment of state income tax	(625)	2,000	(97,000)
Increase in contingent liability	—	123,181	—
Other	87,130	56,206	15,915
Increase in valuation allowance	181,000	46,819	181,000
Income tax expense	$ 841,008	$ 4,065,206	$ 3,758,915

During 2005, the Company completed a detailed review of its activities in certain states. As a result, the Company began to apportion income among certain state tax jurisdictions. During the year ended December 31, 2005, the Company recognized an income tax benefit of $97,000 due to the change in apportionment.

The increase in the valuation allowance during 2007, 2006, and 2005 is primarily due to the establishment of reserves for the income tax benefit of losses in Hong Kong and China. Valuation allowances have been established for the income tax benefits of the losses incurred in Hong Kong and China as it is uncertain if sufficient future taxable income will be generated in these countries to offset the existing losses.

During 2006, a portion of the valuation allowance was moved to a contingent liability as certain research credits were fully used on the Company's income tax returns. This amount represents research credits that are not expected to be realized. Effective January 1, 2007, upon the implementation of FIN 48, this amount was moved to Long Term Liabilities.

At December 31, 2007, the Company has a North Carolina Tax NOL carryforward of approximately $2.8 million, expiring through 2015, which can be offset against future state taxable income. The Company expects to fully utilize this NOL before any of it expires.

As of December 31, 2007, there was approximately $4.9 million in NOL carryforwards in Hong Kong. In accordance with the Hong Kong tax code these amounts can be carried forward indefinitely to offset future taxable income in Hong Kong. As of December 31, 2007, there was approximately $567,000 in NOL carryforwards in China. In accordance with the China tax code these amounts can be carried forward 5 years to offset future taxable income in China. The NOL carryforwards begin expiring in 2008. Due to the uncertainty of generating sufficient future taxable income in Hong Kong and China to utilize these NOLs, the Company established a valuation allowance against this deferred income tax asset.

Uncertain Tax Positions

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a $401,603 reduction to the balance of retained earnings on January 1, 2007. Upon adoption, the liability for income taxes associated with uncertain tax positions at January 1, 2007 was $917,624. This liability was reduced by $347,840 of offsetting tax benefits associated with the federal income tax benefit for state income taxes and timing differences. The net amount of $569,784, if recognized, would favorably affect the Company's effective tax rate. Prior to the adoption of FIN 48, the Company had $168,181 of liabilities for uncertain tax positions accrued under Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*. The liability for income taxes associated with uncertain tax positions is shown on our consolidated balance sheets as "accrued income taxes".

The liability for income taxes associated with uncertain tax positions at December 31, 2007 is $911,606. This liability is reduced by $234,860 of offsetting tax benefits associated with the federal income tax benefit for state income taxes and timing differences. The net amount of $676,746, if recognized, would favorably affect the Company's effective tax rate. The total 2007 income tax expense attributable to uncertain tax positions is $106,962.

The Company's policy for recording interest and penalties associated with tax audits is to record such items as a component of the provision for income taxes. During 2007, the Company accrued $77,504 of interest and penalties associated with uncertain tax positions. Including the interest and penalties recorded upon adoption of FIN 48, there is a total of $147,646 of interest and penalties included in our liability for uncertain tax positions. To the extent interest and penalties are not ultimately incurred with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.

In all of the significant federal and state jurisdictions where it is required to file income tax returns, the Company has analyzed filing positions for all tax years where the statute is open. The only periods subject to examination by the major tax jurisdictions where the Company does business are the 2003 through 2007 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

During the year ended December 31, 2007, the Company reversed $153,905 of its liability for uncertain tax positions related to a federal tax position that was settled through the filing of an accounting method change. The reversal of this liability did not affect income tax expense as this tax position relates solely to timing differences. The Company does not expect settlement on any uncertain tax positions within the next twelve months.

The following table summarizes the activity related to our gross liability for uncertain tax positions from January 1, 2007 to December 31, 2007:

Balance as of January 1, 2007	$ 917,624
Increases related to prior year tax positions	147,887
Decreases related to prior year tax positions	—
Increases related to current year tax positions	—
Decreases related to settlements with taxing authorities	(153,905)
Decreases related to lapsing of statute of limitations	—
Balance as of December 31, 2007	$ 911,606

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

In March 2004, the Company entered into a seven year lease, beginning in August 2004, for approximately 16,500 square feet of mixed use space from an unaffiliated third party at a base cost of $11,727 per month, plus additional rentals based on the Company's proportionate share of the lessor's operating costs. Terms of the lease provide for escalations of the base monthly rent throughout the lease term, up to $13,546 at August 1, 2010. The lease also set forth twelve different months (August 2004-September 2004 and August 2005-May 2006) throughout the term where no rent was payable and a $74,000 moving allowance that was paid to the Company. The Company recognizes rent expense on a straight line basis, giving consideration to the free rent periods and the moving allowance paid to the Company. At the Company's discretion, the lease can be extended for three successive five year periods. Finally, the lease provides the Company the right to terminate the lease at the end of five years for $192,000.

The Company also maintains other operating leases in Hong Kong and China which expire at various dates through December 2009.

The future minimum lease payments of the Company are as follows: $264,000 in 2008, $236,000 in 2009, $161,000 in 2010 and $95,000 in 2011, totaling $756,000. Rental expense incurred for operating leases for 2007, 2006, and 2005 was approximately $265,000, $309,000 and $305,000, respectively.

Purchase Commitments

On June 6, 1997, the Company entered into an Amended and Restated Exclusive Supply Agreement ("Exclusive Supply Agreement") with Cree, Inc. ("Cree"). The Exclusive Supply Agreement had an initial term of ten years that was extended in 2005 to July 2015. In connection with the Exclusive Supply Agreement, the Company has committed to purchase a minimum of

50% (by dollar volume) of its requirements for SiC crystals from Cree. If the Company's orders require Cree to expand beyond specified production levels, the Company must commit to purchase certain minimum quantities. In November 2007, the Company agreed with Cree on a framework for purchases for 2008. Under the agreement, the Company agreed to purchase approximately $710,000 of usable material for each quarter during 2008 at a price per gram that is approximately 22% over what was paid per gram during the fourth quarter of 2007 and 33% over what was paid during the first nine months of 2007. During 2007, 2006, and 2005, the Company made purchases from Cree of approximately $11.4 million, $14.6 million, and $11.5 million, respectively, for SiC crystals.

In February 2005, the Company entered into an Exclusive Supply Agreement with Norstel (formerly Jesperator AB) for the supply of SiC crystals for use in the manufacturing of moissanite jewels. In March 2007, the Company signed an amended agreement with Norstel that extended the term to December 31, 2009. We are currently negotiating another amendment to our contract with Norstel that will further extend the term of our agreement and reduce our purchase commitments for 2008 and 2009, while increasing the total purchase commitment over the length of the contract. Under the terms of the March 2007 amendment, our purchase commitment to Norstel is $2.4 million for 2008 and $3.0 million for 2009. This purchase commitment is contingent upon Norstel being able to deliver SiC crystals of acceptable quality in the amount committed. Based on the current negotiations with Norstel, we currently expect our commitment to Norstel to be for $1.2 million of SiC crystals in 2008 with undetermined amounts in future years. In addition, the Company advanced $400,000 to Norstel for the purchase of certain equipment. This advance began to be repaid in January 2007 through a 20% reduction on the invoice for subsequent purchases of SiC crystals. Effective October 1, 2007, pursuant to the amended agreement with Norstel, the Company began receiving a 35% reduction on the invoice for subsequent purchases of SiC crystals, and will continue to receive this reduction until the advance is repaid. Our current negotiations with Norstel may result in a reduction of this percentage from the 35% level. The balance on the advance as of December 31, 2007 was $365,390.

12. SELECTED QUARTERLY DATA (UNAUDITED)

	Quarters Ended			
	March 31	June 30	September 30	December 31
Year Ended December 31, 2007				
Net sales	$ 5,780,666	$ 7,582,133	$ 6,569,731	$ 7,885,916
Gross profit	4,431,046	5,498,118	4,867,228	5,413,559
Net income (loss)	339,284	528,978	246,208	(1,138,894)
Basic net income (loss) per share (1)	0.02	0.03	0.01	(0.06)
Diluted net income (loss) per share	0.02	0.03	0.01	(0.06)
Year Ended December 31, 2006				
Net sales	$ 8,016,833	$ 8,513,270	$ 12,101,651	$ 12,080,331
Gross profit	5,907,090	6,386,830	8,334,415	9,288,526
Net income	1,524,247	1,095,796	2,226,431	1,258,861
Basic net income per share (2)	0.08	0.06	0.12	0.07
Diluted net income per share	0.08	0.06	0.12	0.07

(1) The loss during the quarter ended December 31, 2007 was primarily attributable to lower sales, which resulted in Marketing and Sales expense being 62% of Net sales as compared to 52% in the same quarter of 2006, and a $1.1 million increase in General and Administrative expense resulting from a $1.1 million increase In bad debt expense.

(2) The sum of the quarterly numbers do not equal the amount reported on the Statement of Operations due to rounding.

Share and per share data for all periods presented reflect the one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006.

STOCK PERFORMANCE GRAPH

The following line graph and table illustrate the five-year cumulative total shareholder return of the Company's Common Stock and the cumulative total return over the same period of (i) the NASDAQ Composite Index and (ii) a peer group composed of Movado Group, Inc. and Lazare Kaplan International Inc. The graph assumes an initial investment of $100 and the reinvestment of all dividends.

The Company's peer group primarily consists of gemstone, watch or jewelry manufacturers that sell their products to retail jewelers, shopping channels and catalogs. While these companies have been selected on the basis of the similarities between their businesses and the business of the Company, the Company, unlike the members of the peer group, manufactures and sells a patented lab-created jewel that is not currently available from other sources. The Company therefore believes that comparisons between the Company and the peer group may not accurately and reliably reflect the relative performance of the Company.


Cumulative Total Return
Among Charles & Colvard, Ltd.,
NASDAQ Composite Index and Peer Group Index
DOLLARS
500
400
300
200
100
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
ASSUMES $100 INVESTED ON DECEMBER 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2007
CHARLES & COLVARD, LTD.
PEER GROUP INDEX
NASDAQ COMPOSITE INDEX

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
CHARLES & COLVARD, LTD.	100.00	76.77	197.77	394.27	195.25	53.73
PEER GROUP INDEX	100.00	146.74	195.72	188.56	296.14	261.68
NASDAQ COMPOSITE INDEX	100.00	150.01	162.89	165.13	180.85	198.60

NOTES

CORPORATE INFORMATION

Directors

Robert S. Thomas
Chairman & Chief Executive Officer
Charles & Colvard, Ltd.

Lisa A. Gavales
Executive Vice President &
Chief Marketing Officer
Express LLC

Laura C. Kendall
President
Tanner Companies LLC

Lynn L. Lane
Retired Sr. Vice President & Treasurer
Reynolds American, Inc.
formerly, R.J. Reynolds Tobacco Holdings, Inc.

Robert A. Leggett, III
Vice President - Investments Wealth
Management Advisor
UBS Paine Webber

Frederick A. Russ, Ph.D.
Professor of Marketing
University of Cincinnati

Geraldine L. Sedlar
Owner, Sedlar & Miners
Retirement Consulting Firm

Executive Officers

Robert S. Thomas
Chairman & Chief Executive Officer

Dennis M. Reed
President & Chief Marketing Officer

James R. Braun
Vice President of Finance,
Chief Financial Officer, Secretary & Treasurer

Steven L. Abate
Vice President of Manufacturing

Carl A. Mielke
Senior Vice President of Sales

Corporate Headquarters

300 Perimeter Park Drive, Suite A
Morrisville, NC 27560

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
150 Fayetteville Street Mall, Suite 1800
Raleigh, NC 27601

Transfer Agent & Registrar

American Stock Transfer & Trust Company
10150 Mallard Creek Drive, Suite 307
Charlotte, NC 25262

Stock Listing

NASDAQ Global Select Market
Symbol: CTHR

Shareholder Inquiries

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to:

Integrated Corporate Relations (ICR)
450 Post Road
Westport, CT 06880
Tel: 203.682.8200
Fax: 203.682.8201
www.icrinc.com

Sign up for Investor-related E-mail Alerts:
visit our website at:
http://www.moissanite.com/ir/ealerts

Annual Meeting of Shareholders

Tuesday, May 27, 2008, 2:00 p.m.
Sheraton Imperial Hotel
4700 Emperor Boulevard
Durham, NC 27703

Market Information

The Company's Common Stock trades on the NASDAQ Global Select Market under the symbol "CTHR". The following table presents, for the periods indicated, the high and low sales prices of the Company's Common Stock, as reported by the NASDAQ Global Select Market. As of February 29, 2008 there were 216 shareholders of record of the Common Stock.

Sales Price Per Share

2007	High	Low
First Quarter	$ 8.10	$ 5.96
Second Quarter	6.95	4.00
Third Quarter	5.73	3.75
Fourth Quarter	4.35	2.12

2006	High	Low
First Quarter	$ 18.90	$ 10.25
Second Quarter	11.99	9.03
Third Quarter	13.15	9.27
Fourth Quarter	12.40	7.61

On December 21, 2005, we declared a one share for every four shares owned stock split, effected in the form of a 25% stock dividend, distributed on January 30, 2006. Pursuant to this dividend, total cash of $24,280 (in lieu of fractional shares) and 3,658,999 shares of our common stock were distributed to shareholders. The stock dividend provided shareholders one share for every four shares owned and cash in lieu of fractional shares. On April 18, 2006, we declared a $0.08 per share cash dividend distributed on June 15, 2006. Pursuant to this dividend, total cash of $1,456,080 was distributed to shareholders. On April 24, 2007, we declared a $0.08 per share cash dividend distributed on June 15, 2007. Pursuant to this dividend, total cash of $1,448,424 was distributed to shareholders.

We will regularly review and consider the best policies and practices for the Company, including the dividend policy. The payment of future dividends will be dependent on the facts and circumstances at the time of that review.

Cautionary Note:

Certain statements in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements expressing expectations regarding our future and projections relating to products, sales, revenues and earnings are typical of such statements and are made under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, representations and contentions and are not historical facts and typically are identified by use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently.

All forward-looking statements are subject to the risks and uncertainties inherent in predicting the future. You should be aware that although the forward-looking statements included herein represent management's current judgment and expectations, our actual results may differ materially from those projected, stated or implied in these forward-looking statements as a result of many factors, including, but not limited to any trends in the general economy that would adversely affect consumer spending, a further decline in our sales, dependence on Cree, Inc. as the current supplier of most of the raw material, ability to develop a material second source of supply, dependence on a limited number of customers, dependence on consumer acceptance of the Company's products, in addition to the other risks and uncertainties described in more detail in our most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur except as required by the federal securities laws, and you are urged to review and consider disclosures that we make in the reports that we file with the Securities and Exchange Commission that discuss other factors relevant to our business.

CHARLES & COLVARD, LTD.

300 Perimeter Park Drive, Suite A
Morrisville, NC 27560

Telephone: 1.919.468.0399 / Fax: 1.919.468.0486

www.moissanite.com or www.charlesandcolvard.com
Charles & Colvard is traded under the NASDAQ symbol CTHR.